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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. _____)*

                                  Cuco's, Inc.
                                (Name of Issuer)

          Series A Convertible Preferred Stock, no par value per share
                         (Title of Class of Securities)

                                  229725-10-6
                                 (CUSIP Number)

                            Robert M. Walmsley, Jr.
                            Correro Fishman Haygood
                       Phelps Walmsley & Casteix, L.L.P.
                             201 St. Charles Avenue
                                   46th Floor
                       New Orleans, Louisiana 70170-4600
                                 (504) 586-5252
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 20, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 229725-10-6      13D                       Page 2 of 7 pages

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(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacksonville Restaurant Acquisition Corporation
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a) [ ]
                                                                      (b) [ ]
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(3)      SEC USE ONLY

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(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS):

         WC
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(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]

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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                              :  (7)   SOLE VOTING POWER
                              :        400,000 shares of Series A Convertible
                              :        Preferred Stock, no par value per share
                              :-------------------------------------------------
                              :  (8)   SHARED VOTING POWER
NUMBER OF SHARES              :        0 shares
BENEFICIALLY OWNED BY EACH    :-------------------------------------------------
REPORTING PERSON WITH         :  (9)   SOLE DISPOSITIVE POWER
                              :        400,000 shares of Series A Convertible
                              :        Preferred Stock, no par value per share
                              :-------------------------------------------------
                              :  (10)  SHARED DISPOSITIVE POWER
                              :        0 shares
                              :
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,000 shares

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(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                          [ ]

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(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         100%

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(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

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CUSIP No. 229725-10-6      13D                       Page 3 of 7 pages

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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the Series A Convertible Preferred Stock, no par value per share (the "Preferred Stock"), of Cucos, Inc. (the "Issuer"), a Louisiana corporation, with principal offices located at 110 Veterans Boulevard, Suite 222, Metairie, Louisiana 70005.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of Jacksonville Restaurant Acquisition Corporation ("JRAC"), a Delaware corporation. The information required to be reported under this Item 2 with respect to each executive officer and director of JRAC is set forth in Schedule A attached hereto and incorporated by reference herein.

         JRAC's principal business is acquiring companies in the casual dining segment. The address of its principal office and principal business is 2211 Brighton Bay Trail, Jacksonville, Florida 32246.

         During the last five years, neither JRAC nor, to the best of its knowledge, any of the persons listed on Schedule A hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the individuals listed in Schedule A hereto is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In December 1999, JRAC entered into an Agreement (the "Agreement") with the Issuer pursuant to which JRAC agreed to purchase 120,000 shares of the Preferred Stock for a purchase price of $1.00 per share, or $120,000. The Agreement granted JRAC the option to purchase an additional 180,000 shares of the Preferred Stock (the "Option") for $1.00 per share, or $180,000. The Option was exercisable on or before January 31, 2000 and was required to be exercised as to all 180,000 shares of Preferred Stock.

         On January 20, 2000, JRAC purchased an aggregate of 300,000 shares of Preferred Stock for $300,000, which consisted of the initial 120,000 shares of Preferred Stock that JRAC agreed to purchase for $120,000 under the Agreement and an additional 180,000 shares of Preferred Stock that JRAC purchased for $180,000 upon the exercise of the Option. On January 26, 2000, JRAC purchased an additional 100,000 shares of Preferred Stock for $100,000.

         JRAC used working capital in the aggregate amount of $400,000, which it borrowed from a private investment group, to make these purchases of Preferred Stock.


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CUSIP No. 229725-10-6      13D                       Page 4 of 7 pages

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ITEM 4.  PURPOSE OF TRANSACTION

         In December 1999, JRAC entered into the Agreement with the Issuer pursuant to which JRAC agreed to purchase 120,000 shares of the Preferred Stock for a purchase price of $1.00 per share, or $120,000. The Agreement granted JRAC the Option to purchase an additional 180,000 shares of the Preferred Stock for $1.00 per share, or $180,000. The Option was exercisable on or before January 31, 2000 and was required to be exercised as to all 180,000 shares of Preferred Stock.

         On January 20, 2000, JRAC purchased an aggregate of 300,000 shares of Preferred Stock for $300,000, which consisted of the initial 120,000 shares of Preferred Stock that JRAC agreed to purchase for $120,000 under the Agreement and an additional 180,000 shares of Preferred Stock that JRAC purchased for $180,000 upon the exercise of the Option. On January 26, 2000, JRAC purchased an additional 100,000 shares of Preferred Stock for $100,000. JRAC used working capital in the aggregate amount of $400,000, which it borrowed from a private investment group, to make these purchases of Preferred Stock.

         The Agreement provides further that the Issuer is considering the issuance of up to 2,900,000 shares of its common stock (the "Common Stock") pursuant to a rights offering (the "Rights Offering") in which the Issuer would distribute to its stockholders the right to acquire additional shares of Common Stock at a price to be established by the Issuer's board of directors. If the Issuer consummates the Rights Offering, JRAC has agreed to exercise its rights to purchase Common Stock with respect to 300,000 of its shares of Preferred Stock (which agreement may be extended to all 400,000 of its shares of Preferred Stock) by converting those shares of Preferred Stock into shares of Common Stock and has agreed to purchase up to an additional 2,600,000 shares of Common Stock registered for issuance in the Rights Offering to other stockholders of the Issuer if those stockholders choose not to exercise their rights to purchase Common Stock in the Rights Offering.

         The purpose of the transactions reported herein by JRAC was and is an investment in the securities of the Issuer with the possibility of acquiring control of the Issuer through the acquisition of a majority of shares of the Issuer's Common Stock.

         The Agreement provides that if JRAC acquires a majority of the Issuer's Common Stock in the Rights Offering, the Issuer's board of directors will propose at a stockholders' meeting that James W. Osborn, who is the president of JRAC, and three other persons designated by JRAC be elected to serve as members of the board of directors of the Issuer. The Issuer's board of directors consists of seven members. In the future, JRAC may invest additional funds in the Issuer in exchange for additional representation on the Issuer's board of directors.

         The Agreement further grants JRAC the right to purchase the Issuer or substantially all of the Issuer's assets if at any time prior to November 30, 2000 the Issuer proposes to enter into a definitive agreement to sell to a third party.

         Neither JRAC nor, to the best of its knowledge, any of the persons named in Schedule A hereto has any present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. JRAC intends to review its investment


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CUSIP No. 229725-10-6      13D                       Page 5 of 7 pages

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in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and future business plan, conditions in the securities markets and general economic and industry conditions, may in the future take any of the actions described in subparagraphs (a) - (j) of this Item 4 with respect to its investment in the Issuer including, without limitation, purchasing additional shares of Preferred Stock or Common Stock of the Issuer or selling some or all of its Preferred Stock or Common Stock or changing its intention with respect to any of the actions described in subparagraphs (a) - (j) of this Item 4.

         Other than as described above, neither JRAC nor, to the best of its knowledge, any of the persons named in Schedule A hereto, has any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) JRAC is the beneficial owner of 400,000 shares of the Issuer's Preferred Stock, representing 100% of the issued and outstanding shares of Issuer Preferred Stock, which shares are convertible into 400,000 shares of Issuer Common Stock, representing 15.1% of the 2,651,730 shares issued and outstanding, as reported by the Issuer's latest report on Form 10-Q, which was filed with the Securities and Exchange Commission on December 1, 1999. To the knowledge of



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CUSIP No. 229725-10-6      13D                       Page 6 of 7 pages

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JRAC, no person named in Schedule A hereto is the beneficial owner of any shares of the Issuer's Preferred Stock.

         (b) JRAC has the sole power to vote or direct the vote and to dispose or direct the disposition of the 400,000 shares of Preferred Stock reported herein as beneficially owned by JRAC.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Agreement, JRAC may be entitled to acquire a majority of the Common Stock of the Issuer, to purchase the Issuer or substantially all of the Issuer's assets under certain circumstances and to have the current president of JRAC and three other individuals designated by JRAC elected to the board of directors of the Issuer under certain circumstances. See the information reported in Items 3 and 4 of this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT 1 Agreement dated December 1999 by and between JRAC and the Issuer.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                       JACKSONVILLE RESTAURANT
                                       ACQUISITION CORPORATION

Dated:    January 31, 2000.            By:  /s/ James W. Osborn
                                            ------------------------------------
                                            James W. Osborn, President of
                                            Jacksonville Restaurant Acquisition
                                            Corporation


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CUSIP No. 229725-10-6      13D                       Page 7 of 7 pages

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                                   SCHEDULE A

--------------------------------------------------------------------------------------------------------------------
            Name                    Officer/Director             Business Address          Principal Occupation
                                                                                                and Address
--------------------------------------------------------------------------------------------------------------------

James W. Osborn                President; Director          2211 Brighton Bay Trail     President and CEO of
                                                            Jacksonville, Florida       Cuco's, Inc.
                                                            32246                       110 Veterans Boulevard
                                                                                        Suite 222
                                                                                        Metairie, LA 70005
--------------------------------------------------------------------------------------------------------------------

Calvin Cox                     Vice President; Director     2211 Brighton Bay Trail     Dale Sorensen Real Estate,
                                                            Jacksonville, Florida       Inc.
                                                            32246                       634 Beachland Boulevard
                                                                                        Vero Beach, Florida  32963
--------------------------------------------------------------------------------------------------------------------

Dennis A. Grinn                Vice President; Director     2211 Brighton Bay Trail     Consultant for JRAC
                                                            Jacksonville, Florida       2211 Brighton Bay Trail
                                                            32246                       Jacksonville, Florida 32246
--------------------------------------------------------------------------------------------------------------------

Nicholas J. Damadeo            Secretary; Director          2211 Brighton Bay Trail     Attorney at Law
                                                            Jacksonville, Florida       14 Loft Road
                                                            32246                       Smithtown, NY 11787
--------------------------------------------------------------------------------------------------------------------


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                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

 1 Agreement dated December 1999 by and between JRAC and the Issuer